

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

Mail Stop 3561

February 16, 2006

Troy A. Lyndon
Chief Executive Officer
Bonanza Gold Inc.
25060 Hancock Avenue, Suite 103 Box 110
Murrieta, CA 92562

> **Re:** **Bonanza Gold Inc.**
> **Item 4.01 Form 8-K**
> **Filed 02/10/06**
> **File No. 000-50603**

Dear Mr. Lyndon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please note that our review of this filing was limited to the matters pertaining to Item 4.01 of your report. At a later date, we may issue additional comments pertaining to the other matters described in the report.

1. Please clarify whether your former accountant resigned, declined to stand for re-election or was dismissed in connection with the reverse merger. Also, state the date of the changes in your certifying accountant and the date of which the new accountant was engaged.

2. Please amend your disclosure to address the two most recent fiscal years and any subsequent interim period from the date of the last audited financial statements. See Item 304(a)(1)(iv) of Regulation S-B.

3. We note that your current disclosures address only the former accountant's most recent report on your financial statements for the year ended March 31, 2005. Please revise your disclosure to address whether the former accountant's reports for each of the last two years contained an adverse opinion or disclaimer of opinion, or were modified as to uncertainty, audit scope, or accounting principles, which would include the uncertainty regarding the ability to continue as a going concern.

4. We note your disclosure "Management did not consult DeCori, Maichel & Teague P.S. regarding the application of accounting principles..." This statement appears to be a disclosure that would be required for the new accountant, if applicable. Please revise your disclosure accordingly. See Item 304(a)(2)(i) and (ii) of Regulation S-B.

5. Please obtain and file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    If you have any questions, please call Raquel Howard, at (202) 551-3291.

                                        Sincerely,

                                        Raquel Howard
                                        Staff Accountant